DUOS TECHNOLOGIES GROUP, INC.

6622 SOUTHPOINT DRIVE SOUTH, SUITE 310

JACKSONVILLE, FLORIDA 32216

December 29, 2017

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ivan Griswold

Re:

Duos Technologies Group, Inc.

Registration Statement on Form S-1

File No. 333-222206

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Duos Technologies Group, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 2:30 p.m. Eastern Time on Friday, December 29, 2017, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Duos Technologies Group, Inc.

/s/ Adrian G. Goldfarb

Adrian G. Goldfarb

Chief Financial Officer